8-65894 BB 3/8

06000028

JNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
~~8-65894~~

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH. DC SECTION

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: NYFIX CLEARING CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 26th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony T. Portelli (212) 809-3542
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - if individual, state last, first, middle name)

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Anthony Portelli, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to NYFIX Clearing Corporation (the "Company") for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

INNA KRASNIK
Notary Public, State of New York
No. 01KR6091570
Qualified in Kings County
Commission Expires April 28, 2007
Certificate filed with New York County

2/23/06

Signature Date

Chief Financial Officer
Title

Notary Public

This report contains (check all applicable boxes):**

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Subordinated Borrowings (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
(x)	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
(x)	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission.
(x)	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (not required).
(x)	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit. (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NYFIX CLEARING CORPORATION
(a wholly-owned subsidiary of NYFIX, Inc.)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

NYFIX CLEARING CORPORATION
(a wholly-owned subsidiary of NYFIX, Inc.)

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
NYFIX Clearing Corporation

We have audited the accompanying statement of financial condition of NYFIX Clearing Corporation (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting for the basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NYFIX Clearing Corporation at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

February 27, 2006

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK LONG ISLAND AND NEW JERSEY AND A MEMBER OF DFK WITH AFFILIATES WORLDWIDE

NYFIX CLEARING CORPORATION

(a wholly-owned subsidiary of NYFIX, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Assets	
Cash and cash equivalents	$ 13,352,826
Cash segregated under federal and other regulations	1,200,000
Deposits with clearing organizations and others	1,208,908
Securities borrowed	454,098,404
Receivables from broker-dealers, customers and clearing organizations	1,268,170
Property and equipment, net	22,551
Other assets	19,024
Total Assets	$ 471,169,883
Liabilities and Stockholder's Equity	
Liabilities:	
Securities loaned	$ 456,431,333
Payables to broker-dealers and customers	393,890
Deposits payable	200,000
Payable to affiliate	1,264,766
Accounts payable and accrued expenses	578,926
Total liabilities	458,868,915
Commitments and contingencies	
Stockholder's equity	12,300,968
Total Liabilities and Stockholder's Equity	$ 471,169,883

The accompanying notes are an integral part of this financial statement

NYFIX CLEARING CORPORATION

(a wholly-owned subsidiary of NYFIX, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

1. ORGANIZATION

NYFIX Clearing Corporation (the "Company") was incorporated on February 21, 2003. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of NASD. The Company is a wholly-owned subsidiary of NYFIX, Inc. ("NYFIX"), a publicly-traded (Pink Sheets: NYFX) provider to the domestic and international financial markets of trading workstations, trade automation and communication technologies and through its registered broker-dealer subsidiaries, automated trade execution services. The Company's primary activities are clearing equity securities transactions on a fully disclosed basis for two affiliated introducing broker-dealers, NYFIX Millennium, L.L.C. and NYFIX Transaction Services, Inc., and operating a matched-book stock borrow/stock loan business.

2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk for Cash—The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Securities Lending Activities—Securities borrowed and securities loaned are recorded at the amount of cash collateral provided for securities borrowed transactions and received for securities loaned transactions, plus accrued interest. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Property and Equipment—Property and equipment are recorded at cost and are depreciated over their estimated useful lives, which range from two to seven years, on a straight-line basis.

Income Taxes—The Company is included in the consolidated federal income tax return and certain combined state and local returns filed by NYFIX.

Use of Estimates— The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value or amounts that management estimates approximate fair value as such financial instruments are short-term in nature or bear interest at rates approximating current market.

3. COLLATERALIZED TRANSACTIONS

The Company receives collateral under securities borrowed transactions which it is allowed by contract or custom to sell or repledge. As of December 31, 2005, the fair value of securities borrowed of $440,245,236 was repledged for securities loaned.

4. REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital. The Company has elected to use the alternative method, as permitted by the rule, which requires the maintenance of minimum regulatory capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company's membership in the Depository Trust Clearing Corporation requires it to maintain excess regulatory net capital of $10,000,000.

At December 31, 2005, the Company had regulatory net capital and a minimum regulatory net capital requirement of $12,278,417 and $250,000, respectively.

The Company performs the computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (the Customer Reserve Formula).

5. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, CUSTOMERS AND CLEARING ORGANIZATIONS

At December 31, 2005, receivables from and payables to broker-dealers, customers and clearing organizations were comprised of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$ 356,628	$ 393,890
Receivables from clearing organizations	901,346	--
Other	10,196	--
	$ 1,268,170	$ 393,890

6. RELATED PARTY TRANSACTIONS

Payable to affiliate, which includes the Company's income taxes payable for the current year, was $1,264,766 at December 31, 2005.

Employees of the Company are eligible to participate in the NYFIX 401(k) plan upon meeting certain eligibility requirements.

Certain employees of the Company participate in the approved stock option plans of NYFIX. At December 31, 2005, there were 33,500 options outstanding under the Plans to Company employees with a weighted average exercise price of $4.77, of which, 24,833 were exercisable with a weighted average exercise price of $4.34.

7. PROPERTY AND EQUIPMENT

As of December 31, 2005, property and equipment is comprised of the following:

Software	$	8,440
Office computers		7,484
Office equipment		10,153
Data center equipment		6,355
		32,432
Less: Accumulated depreciation		9,881
	$	22,551

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company settles securities transactions with counterparties on behalf of its affiliated introducing brokers and in connection with its matched-book stock borrow/stock loan business. This activity may expose the Company to off-balance sheet risk arising from the potential that counterparties may fail to satisfy their obligations. In the event counterparties fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments, at unfavorable market prices, to satisfy those obligations. The Company mitigates the risk of counterparty nonperformance by requiring its affiliated introducing brokers to maintain cash deposits and by its membership in the stock loan hedge program of the Options Clearing Corporation (the "OCC"). The OCC guarantees the required mark-to-market payments related to the fluctuation in market value of the collateral underlying stock borrow/stock loan transactions processed by its members. At December 31, 2005, approximately 71% of the Company's stock borrow/stock loan transactions outstanding have been processed through the OCC. The Company believes that the settlement of these transactions will not have a material effect on the Company's statement of financial condition.

The Company is a member of various clearing organizations that trade and clear securities. Associated with these memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.